STONEHAVEN, LLC

**STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
as a PUBLIC document

STONEHAVEN, LLC

CONTENTS

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712

berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Stonehaven, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Stonehaven, LLC** (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2012.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 31, 2021

STONEHAVEN, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash and cash equivalents	$	941,775
Accounts receivable		1,172,057
Prepaid expenses and other assets		132,675
Due from related parties		667,301
Investments in U.S. Treasury securities		509,103
Total assets	$	3,422,911

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Commissions payable	$	777,197
Accounts payable and accrued expenses		277,072
Long-term debt		198,760
Total liabilities		1,253,029

MEMBER'S EQUITY		2,169,882
Total liabilities and member's equity	$	3,422,911

See accompanying notes to statement of financial condition.

1. **NATURE OF OPERATIONS**

Stonehaven, LLC (the "Company") converted its state of formation to Delaware on January 6, 2009. The Company is a single-member limited liability company wholly owned by Stonehaven Holdings, LLC (the "Parent"). The Company's operations are conducted from its office in New York City.

The Company's business activities include raising capital from primarily institutional investors for private offerings as well as certain financial advisory services.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Commodities Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company provides referral business and sales of private placement interests to institutional clients on a fully disclosed basis.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. As of December 31, 2020, significant estimates included accounts receivable and commissions payable.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. As of December 31, 2020, cash and cash equivalents were held at two major U.S. financial institutions. At times cash balances held at any individual financial institution may exceed the insurance limits provided by the Federal Deposit Insurance Corporation ("FDIC").

Investments in U.S. Treasury Securities

As of December 31, 2020, the Company had $509,103 representing investments in U.S Treasury securities classified as Level I in the fair value hierarchy. These securities are recorded at fair value using quoted market prices in active markets.

During the year ended December 31, 2020, there were no transfers between Level I, Level II or Level III.

Accounts Receivables

Accounts receivable includes fee income due from clients. Included in accounts receivable are long-term receivables related to fee income that are generally paid in installments over a period of three to four years. Accounts receivable are assessed periodically for collectability and an allowance is recognized for doubtful accounts, if required.

Allowance for Doubtful Accounts

On January 1, 2020, the Company adopted ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"), which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. The new guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets.

The Company adopted ASC 326 using the modified retrospective approach for all in-scope assets as of January 1, 2020, which requires a cumulative effect adjustment upon adoption. The Company generally does not require collateral and establishes an allowance for credit losses based upon factors surrounding the credit quality of the counterparty, historical experience and age of the accounts receivable balances.

After concluding that a reserved accounts receivable balance is no longer collectible, the Company will reduce both the gross receivable and the allowance for credit losses. As of December 31, 2020, receivables were considered fully collectible and no allowance was established.

Property and Equipment

Property and equipment are valued at cost. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease. As of December 31, 2020, all property and equipment were fully depreciated.

Forgivable Loans – Paychex Protection Program (PPP)

The Company's policy is to account for forgivable loans received through the Small Business Administration (SBA) under the Coronavirus Aid, Relief and Economic Security Act (CARES Act) Paycheck Protection Program as debt in accordance with ASC Topic 470, *Debt* ("ASC 470"), and other related accounting pronouncements. The forgiveness of debt, in whole or in part, is recognized once the debt is extinguished, which occurs when the Company is legally released from the liability by the SBA. Any portion forgiven, adjusted for accrued interest forgiven and unamortized debt issuance costs, is recorded as a gain on extinguishment of debt, and presented in the other income section of the statement of operations.

Leases

The Company accounts for leases in accordance with ASC 842, *Leases*. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. As of December 31, 2020, the Company did not have obligations as a lessee in an operating lease and, as such, did not recognize a lease liability or ROU on its statement of financial condition.

Income Taxes

The Company is a single member limited liability company for U.S. federal and state income tax purposes. The Parent is responsible for the payment of income taxes and all tax liabilities are assumed by the Parent. The Company is not a tax paying entity for Federal income tax purposes and thus no federal, state or local income tax expense has been recorded in the accompanying financial statements. Income of the Company is taxed to the member in its respective returns. Certain state and local authorities levy taxes or fees on the Company based on its net income.

In accordance with GAAP, the Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2020. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal and U.S. state tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2020. The company is no longer subject to federal, state or local tax examinations by authorities for the years before 2016.

3. **401(K) PROFIT SHARING PLAN**

The Company has a 401(K) plan ("Plan") to provide retirement benefits for its employees. Employees may contribute part of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company does not match employee contributions to the Plan.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% aggregate indebtedness or $45,000 minimum net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2020, the Company's ratio of aggregate indebtedness to net capital was approximately 1.8 to 1 and its net capital of $598,265 was in excess of its net capital requirement by $527,980.

5. **RISK CONCENTRATIONS**

At December 31, 2020, the receivable from three clients represented approximately 41% of the total accounts receivables balance. Subsequent to December 31, 2020, the Company collected the entire balance due from the clients.

6. **LONG-TERM DEBT**

As of December 31, 2020, the Company had an unsecured loan outstanding in the amount of $198,760 due to the SBA and administered by Idaho First Bank, as part of the CARES Act Paychex Protection Program.

Under the terms of the note dated May 1, 2020, loan payments are deferred until the Company receives notification from the SBA as to the amount of the loan forgiven, or the last day of the calendar month which is 10 months after the last day of the designated 24-week "covered period." Thereafter, in the event that the loan is not fully forgiven, the principal and accrued interest on any amount of the loan that is not forgiven is payable in monthly installments, including interest at one percent per annum, which approximates the effective interest rate. The note is due on April 30, 2022.

The loan terms provide that a portion or all of the loan is forgivable to the extent that the Company uses loan proceeds to fund qualifying payroll and other expenses during a designated 24-week covered period. The Company plans to submit to its lender and the SBA an application for forgiveness off the entire loan balance of $198,760 in 2021.

7. **COMMITMENTS AND CONTINGENCIES**

    Litigation

    In the normal course of business, the Company may be involved in various legal matters, some of which may involve claims of substantial amounts. It is the opinion of management, after consultation with external counsel, that there are no matters pending against the Company that could have a material adverse effect on the financial statements of the Company at December 31, 2020.

    Indemnification

    The Company enters into contracts that contain a variety of indemnification obligations. The Company's maximum exposure under these arrangements is not known; however, the Company currently expects any associated risk of loss to be insignificant. In connection with these matters, the Company may incur legal expenses, which are expensed as incurred.

8. **RELATED PARTY TRANSACTIONS**

    From time to time, the Company and various affiliated entities incur costs on each other's behalf. As of December 31, 2020, there was a balance due from the Parent of $667,301.

9. **SUBSEQUENT EVENTS**

    The Company has evaluated the impact of subsequent events through the date the financial statements were issued and determined there were no subsequent events that would have required adjustment to the financial statements or further disclosure in the accompanying notes.